UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 29, 2009
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Siemens Segment Information (continuing operations — preliminary and unaudited)

Siemens Consolidated Statements of Income (preliminary and unaudited)

Siemens Consolidated Statements of Income and Expense Recognized in Equity (preliminary and unaudited)

Siemens Consolidated Statements of Cash Flow (preliminary and unaudited)

Siemens Consolidated Balance Sheets (preliminary and unaudited/audited)

SUPPLEMENTAL DATA:

Siemens Segment Information Analysis(I) (preliminary and unaudited)

Siemens Segment Information Analysis(II) (preliminary and unaudited)

Siemens Segment Information Analysis(III) (preliminary and unaudited)

Comparable data after reallocation of Electronic Assembly Systems (preliminary and unaudited)

Legal Proceedings

Signatures

Key figures[1]

Q2 and first six months of fiscal 2009[2]

(preliminary and unaudited; in millions of €, except where otherwise stated)

Revenue growth

Target:
< 0.5 x GDP
decline*
5%
2%
Q2 2009[3]
Q2 2008[3]

* As of April 14, 2009, Global Insight Inc. expects negative growth of 2.5% in GDP in 2009.

Profit margin Q2 2009

Industry	**7.8%**
Industry Automation	5.8%
Drive Technologies[4]	12.5%
Building Technologies	6.7%
OSRAM	0.8%
Industry Solutions	6.7%
Mobility	6.9%
Energy	**12.9%**
Fossil Power Generation	13.1%
Renewable Energy	13.1%
Oil & Gas	11.6%
Power Transmission	11.2%
Power Distribution	12.5%
Healthcare	**11.9%**
Imaging & IT	14.9%
Workflow & Solutions	7.3%
Diagnostics	6.2%
Siemens IT Solutions and Services	**2.2%**
Siemens Financial Services*	**39.8%**

Margin ranges

* Return on equity[8]

ROCE (continuing operations)

Target
corridor 2010:
14 – 16%
9.2%
5.5%
Q2 2009
Q2 2008

Cash conversion (continuing operations)

Target 2010:
1 minus revenue
growth rate
1.19
2.87
Q2 2009
Q2 2008

Growth and profit

	Q2 2009	Q2 2008	% Change Actual	% Change Adjusted[3]	1st six months 2009	1st six months 2008	% Change Actual	% Change Adjusted[3]
Continuing operations								
New orders	20,864	23,371	(11)	(10)	43,084	47,613	(10)	(9)
Revenue	18,955	18,094	5	5	38,589	36,494	6	6
Total Sectors[4]								
Profit Total Sectors	1,844	1,288	43		3,876	2,970	31	
in % of revenue (Total Sectors)	10.2%	7.7%			10.6%	8.9%		
EBITDA (adjusted)	2,335	1,715	36		4,848	3,824	27	
in % of revenue (Total Sectors)	13.0%	10.3%			13.3%	11.4%		
Continuing operations								
EBITDA (adjusted)	2,125	1,381	54		4,715	3,484	35	
Income from continuing operations	955	565	69		2,215	1,643	35	
Basic earnings per share (in euros)[5]	1.05	0.59	78		2.48	1.73	43	
Continuing and discontinued operations[6]								
Net income	1,013	412	146		2,243	6,887	(67)	
Basic earnings per share (in euros)[5]	1.11	0.42	164		2.51	7.49	(66)	

Return on capital employed

	Q2 2009	Q2 2008	1st six months 2009	1st six months 2008
Continuing operations				
Return on capital employed (ROCE)	9.2%	5.5%	11.1%	8.6%
Continuing and discontinued operations[6]				
Return on capital employed (ROCE)	9.8%	4.0%	11.3%	33.7%

Free cash flow and Cash conversion

	Q2 2009	Q2 2008	1st six months 2009	1st six months 2008
Total Sectors[4]				
Free cash flow	1,901	1,946	2,288	2,926
Cash conversion	1.03	1.51	0.59	0.99
Continuing operations				
Free cash flow	1,138	1,623	(436)	1,406
Cash conversion	1.19	2.87	(0.20)	0.86
Continuing and discontinued operations[6]				
Free cash flow	1,103	1,497	(548)	696
Cash conversion	1.09	3.63	(0.24)	0.10

Employees (in thousands)

	March 31, 2009		September 30, 2008	
	Cont. Op.	Total[7]	Cont. Op.	Total[7]
Employees	416	416	427	428
Germany	130	130	132	133
Outside Germany	286	286	295	295

[1] Adjusted or organic growth rates of revenue and new orders; ROE; ROCE; Cash conversion rate; Free cash flow; and EBITDA (adjusted) are or may be non-GAAP measures. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

[2] January 1, 2009 – March 31, 2009 and October 1, 2008 – March 31, 2009.

[3] Adjusted for portfolio and currency translation effects.

[4] During the second quarter of fiscal 2009 the electronic assembly business has been reclassified to Other Operations. The presentation of certain prior-year information has been reclassified respectively.

[5] Earnings per share – attributable to shareholders of Siemens AG. For fiscal 2009 and 2008 weighted average shares outstanding (basic) (in thousands) for the second quarter amounted to 864,415 and 906,316 respectively and for the first six months to 863,210 and 910,207 shares respectively.

[6] Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.

[7] Continuing and discontinued operations.

[8] Return on equity is calculated as annualized Income before income taxes of Q2 divided by average allocated equity for Q2 2009 (€1.176 billion).

Earnings Release Q2 2009
(January 1 to March 31, 2009)

Munich, April 29, 2009
Stronger Headwinds, Steady Execution
Revenue and Income Rise
Book-to-Bill Again Above 1

Peter Löscher, President and Chief Executive Officer of Siemens AG	Financial Highlights:

“In view of the deepening crises in the world economy, we are satisfied with our results in the second quarter,” commented Siemens CEO Peter Löscher. “We did particularly well compared to our competitors. The Energy and Healthcare Sectors continued their strong run. In the Industry Sector, short-cycle businesses were again clearly weaker. We introduced measures to safeguard profitability early on. We’ve already made a strong impact with the SG&A reduction program. Additional measures, such as our supply chain initiative, have been set in motion. Therefore we go forward with the expectation of exceeding Total Sectors profit of the prior fiscal year.”

•   Revenue rose 5% to €18.955 billion on competitive strength at Energy and Healthcare.

•   While orders of €20.864 billion came in 11% below the prior-year quarter, book-to-bill remained above 1. The order backlog of Siemens’ three Sectors increased to €87 billion, and included no material cancellations during the quarter.

•   Total Sectors profit rose 43% from the prior-year level, to €1.844 billion, led by broad-based profit growth in Energy. A year earlier, Total Sectors profit included substantial charges stemming from reviews of large projects.

•   Income from continuing operations climbed 69%, to €955 million, primarily on higher Total Sectors profit. SG&A expenses declined significantly compared to the prior-year quarter.

•   Net income was €1.013 billion, up from €412 million in the second quarter a year earlier.

•   Free cash flow from continuing operations was €1.138 billion, including substantially improved net working capital management in the Sectors.

Siemens	2-4
Sectors, Equity Investments, Cross-Sector Businesses	5-11
Other operating and corporate activities	12
Subsequent Events and Outlook	13
Note and Disclaimer	14
 Media Relations: Alexander Becker
 Phone: +49 89 636-36558
 E-mail: becker.alexander@siemens.com
 Siemens AG, 80200 Munich, Germany

Siemens     2
Orders and Revenue
Revenue rises, book-to-bill
remains above 1
Revenue rose to €18.955 billion, up 5% from the second quarter a year earlier. Order intake was down 11% in a significantly weaker macroeconomic and financing environment, yet orders of €20.864 billion kept the book-to-bill ratio above 1 for the quarter and for the first half. On an organic basis, excluding currency translation effects and portfolio transactions, revenue rose 5% and orders came in 10% lower compared to the prior-year quarter. Customers slowed conversion of booked orders to revenue, and also postponed potential new orders.
Energy and Healthcare take
revenue higher
Energy delivered double-digit growth in Sector revenue and higher revenues at Healthcare benefited from positive currency translation effects. This more than offset a 4% decrease at Industry driven by lower demand in short-cycle businesses.
On a geographic basis, Siemens showed particular strength in the Americas and the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME). Energy and Healthcare led revenue higher in the Americas, which benefited from positive currency translation effects in the U.S. Fossil Power Generation and Mobility were the primary revenue drivers in Europe/CAME.
Macroeconomic conditions
hold back order intake
Global macroeconomic and financing conditions continued to reduce consumer spending, business confidence and capital expenditures in the second quarter. This was particularly evident in such short-cycle industries as automotive, manufacturing and lighting. Longer-cycle energy and infrastructure customers postponed potential new business. Healthcare orders rose due mainly to positive currency translation effects, while Industry and Energy saw reduced order intake in most Divisions.
On a geographic basis, orders declined significantly in Europe/CAME and the Americas. In contrast, Asia, Australia posted higher orders compared to the prior-year period on the strength of major contract wins for high-speed trains in China and energy infrastructure in Iraq.

Book-to-Bill

1.29
1.23
1.03
1.13
1.10
23,371
18,094
23,677
19,182
22,205
21,651
22,220
19,634
20,864
18,955
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Figures in millions of €

New Orders   Revenue   Book-to-Bill ratio

New Orders & Revenue

	Q2 2008	Q2 2009	% Change Actual	% Change Adjusted*
New Orders	23,371	20,864	(11)%	(10)%
Revenue	18,094	18,955	5%	5%

Figures in millions of €

* Excluding currency translation and portfolio effects

New Orders & Revenue by Region

New Orders
(16)%
(21)%
(12)%
(14)%
(26)%
(20)%
(33)%
(23)%
38%
42%
30%
43%
7%
2%
13,730
10,779
3,786
3,240
5,834
4,667
4,487
3,452
3,807
5,418
1,355
1,937
551
560
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
therein: India
Revenue
9%
3%
(2)%
(4)%
0%
9%
(2)%
13%
0%
3%
(4)%
8%
6%
(3)%
10,069
10,381
2,918
2,811
4,921
5,362
3,674
4,139
3,104
3,212
1,121
1,215
416
402
Figures in millions of €

Q2 2008   Q2 2009   Actual change   * Commonwealth of Independant States
Adjusted change (throughout excluding currency translation and portfolio effects)

New Orders & Revenue by Sectors

New Orders
(12)%
(11)%
(8)%
(9)%
1%
6%
9,928
8,801
9,026
8,206
2,790
2,951
Industry Sector
Energy Sector
Healthcare Sector
Revenue
(6)%
(4)%
28%
28%
4%
10%
8,980
8,645
4,964
6,364
2,722
2,984
Figures in millions of €

Q2 2008   Q2 2009   Actual change
Adjusted change

Siemens     3
Income and Profit

Total Sectors profit climbs
led by Energy and Healthcare
Total Sectors profit for the second quarter climbed 43% year-over-year, to €1.844 billion. A year earlier, Total Sectors profit included charges of €768 million stemming from project reviews in the Fossil Power Generation Division and former Transportation Systems Group.
Energy was again the primary driver of Total Sectors profit growth, with all Divisions generating increases year-over-year. A year earlier, Fossil Power Generation took €559 million of the charges mentioned above. Healthcare also increased its Sector profit despite challenging market conditions. Sector profit declined significantly at Industry primarily due to volume-driven margin pressure.
Higher Total Sectors profit,
substantial SG&A reduction
Income from continuing operations was €955 million, up 69% compared to the second quarter a year earlier. Basic EPS on a continuing basis rose to €1.05 from €0.59 in the prior-year period. The primary factor in these increases was higher Total Sectors profit. Other contributors included lower expenses for Corporate items and higher profits from Cross-Sector businesses, due mainly to significantly lower project charges at Siemens IT Solutions and Services.
Following a strategic review during the current period, the electronic assembly systems business was classified as held for sale and management responsibility was transferred from the Drive Technologies Division to Other Operations. This business had a loss of €86 million, increasing the loss from Other Operations as a whole. In addition, Equity Investments turned negative due to Nokia Siemens Networks B.V. (NSN).
Positive results from Siemens’ SG&A reduction program were already evident in the quarter, with SG&A expenses coming in significantly below the second-quarter level a year earlier.
Net income rises strongly on
higher income from continuing operations
Net income was €1.013 billion, up from €412 million in the second quarter a year earlier. Basic EPS rose to €1.11 from €0.42 in the prior-year period. Income from continuing operations was the dominant factor in net income. Discontinued operations benefited from settlement of legal matters related to the former Communications Group (Com). A year earlier, discontinued operations included severance charges in the enterprise networks business, which was divested between the periods under review.

Siemens     4
Cash, Return on Capital Employed (ROCE), Pension Funding Status
Free cash flow improves
from Q1 on asset management
At a Sector level, Free cash flow was €1.901 billion, nearly level compared to the prior-year quarter despite outflows related to project review charges and restructuring. Net working capital management substantially improved Free cash flow in the Sectors compared to the first quarter of the fiscal year.
Free cash flow from continuing operations was lower than in the prior-year period. The current period included the cash outflows mentioned above as well as payments related to Siemens’ SG&A reduction program. These factors together totaled approximately €350 million.
ROCE rises on higher income
On a continuing basis, ROCE for the second quarter increased to 9.2% from 5.5% in the prior-year period. This improvement was due primarily to higher income from continuing operations. For comparison, income from continuing operations in the second quarter a year ago was burdened by significant charges resulting from project reviews as mentioned above.
Successful bond issue
Siemens enhanced its liquidity position with €4.0 billion in proceeds from a second-quarter bond issue, which was heavily oversubscribed.
Pension underfunding
increases
The estimated underfunding of Siemens’ principal pension plans as of March 31, 2009, amounted to approximately €5.3 billion, compared to an underfunding of approximately €4.3 billion at the end of the first quarter and approximately €2.5 billion at the end of fiscal 2008. The decline in funding status since December 31, 2008 is due primarily to a negative return on plan assets. While the change in funding status in general does not affect earnings for the current fiscal year, it reduces equity on the balance sheet.

Sectors     5
Industry Sector

Strong headwinds from market conditions
As expected, the Industry Sector experienced significant impact from the macroeconomic environment. This was particularly evident at Industry Automation, Drive Technologies and OSRAM, where cost-reduction measures are still ramping up. Revenue declines in these Divisions reversed economies of scale that produced peak margins in prior periods, and Sector profit fell to €671 million. While revenue increased at Industrial Solutions and Building Technologies, customers at both Divisions began to postpone booked orders from prior periods. With improved execution and lower exposure to macroeconomic conditions, the Mobility Division delivered profitable growth in the second quarter.
On a geographic basis, revenue and orders declined in Europe/CAME and the Americas. Order growth in Asia, Australia included a particularly large train order in China, which kept the Sector’s book-to-bill ratio above 1 and its order backlog at €32 billion. Industry expects continued impacts from the macroeconomic environment, especially in its short-cycle activities.
Demand declines put
pressure on profit margins
The factors discussed above for the Sector were most pronounced at Industry Automation, producing substantially reduced results compared to both the prior-year period and the preceding quarter.
Destocking continued among the Division’s manufacturing customers. Revenues declined 21% and orders fell 28%, led by Europe/CAME, the Division’s largest regional market. With smaller business volumes and lower capacity utilization, Industry Automation saw profit margins fall in all business units. As a result, profit came in at €97 million, well below the prior-year quarter. Both periods included margin impacts from the Division’s acquisition of UGS in fiscal 2007. PPA effects were €36 million in the current quarter. In the prior-year period, purchase price accounting (PPA) effects were €26 million along with integration costs of €2 million.
Demand drops for short-cycle
manufacturing solutions
Continuing deterioration in market conditions took revenue down 7% at Drive Technologies. Lower capacity utilization in turn pressured profit margins in all business units. Profit declined compared to the second quarter a year earlier, and also fell for the third consecutive quarter.
The current and prior-year periods both included €9 million in PPA effects from the acquisition of Flender Holding GmbH in 2005. PPA effects are expected to continue at this level in coming quarters. Orders fell sharply in all regions compared to the prior-year quarter, with the sharpest declines in Europe/CAME and the Americas. Following a strategic review during the second quarter, the electronic assembly business for which Siemens initiated a carve-out during fiscal 2008 was classified as held for sale and management responsibility was transferred from Drive Technologies to Other Operations. The presentation of prior year financial information has been reclassified accordingly.
Initial effects from
construction slowdown
The slowdown in the global construction industry began reaching Building Technologies in the second quarter. Orders fell throughout the division, including customer postponement of projects. As a result, the Division’s book-to-bill ratio came in below 1 for the quarter. On a geographic basis, orders declined in all regions, most notably in Europe/CAME. While revenue remained stable compared to the same period a year earlier, customers began to delay execution of booked orders. Profit fell to €97 million due to a less favorable business mix.

Sectors     6

Challenges spreading
across lighting business
Macroeconomic conditions remained challenging for OSRAM throughout the Division. Revenue fell 18%, including substantial demand declines in the automotive, construction and semiconductor markets. Lower capacity utilization took profits and profit margins down in all business units. OSRAM posted a profit of €8 million compared to €122 million in the prior-year period.
Prior orders lift revenue
as new demand declines
Industry Solutions delivered profit of €118 million. For comparison, the prior-year quarter benefited from a €30 million gain on the sale of a business. Revenue was up 11% due to peak orders in metals technologies in prior periods. In contrast, new orders for metals technology solutions fell sharply in the current quarter. Orders overall declined 13% year-over-year, including customer postponement of projects. During the quarter, customers began to delay execution of booked orders.
Continued project execution,
profitable growth
Mobility contributed another strong quarter, including order growth of 69%, revenue growth of 14%, and €106 million in profit. The Division’s profit margin improved on execution of higher-margin orders compared to the second quarter a year earlier. In addition, the prior-year period included €209 million in charges related to extensive project reviews. Orders in the rolling stock business rose substantially from a low base in the prior-year period. The increase year-over-year includes a particularly large contract for high-speed trains in China.

Sectors     7
Energy Sector

Global growth in revenue,
broad-based profit performance
With a strong performance across all Divisions, the Energy Sector was the top contributor to Total Sectors profit in the second quarter. Sector profit rose to €818 million, as Energy combined economies of scale with improvements in project execution compared to the prior-year quarter. For comparison, that period included charges of €559 million stemming from a review of projects in the fossil power generation business. All Divisions within the Sector posted at least double-digit increases in profit year-over-year, and profit margins remained in their target ranges at all Divisions.
Revenue for Energy climbed 28% compared to the prior-year period, including growth in all regions. Due to deterioration in the macroeconomic and financing environment, customers postponed potential new business. Order intake slowed at nearly all Divisions, and orders for the Sector overall came in 9% below the high level of the prior-year period. Nevertheless, the book-to-bill ratio was 1.29 and there were no material order cancellations during the quarter, so Energy’s order backlog grew to €48 billion, including approximately €1.5 billion in new contracts for power generation and transmission in Iraq. The Sector expects continued pressure on order intake through fiscal 2009.
Improved execution drives
continued profit growth
The Fossil Power Generation Division was the top profit contributor among all Siemens Divisions, producing €312 million in profit in the second quarter, including a strong contribution from the service business. In the same period a year earlier, the Division took the €559 million in charges mentioned above following a review of turnkey projects, and subsequently focused on improving its margin quality and project execution. The project review also resulted in a €200 million revenue reduction in the prior-year period, lowering the basis of comparison for the Division’s 37% increase in revenue in the current quarter. While orders included approximately €1.1 billion from the contracts in Iraq mentioned above, customers postponed potential new projects. This reduced the volume from major orders year-over-year. As a result, second-quarter orders for Fossil Power Generation came in 17% lower compared to a peak level in the prior-year quarter. Siemens announced that it would exit its Areva NP joint venture, and its equity stake is now accounted for as held for sale. These changes are expected to substantially reduce volatility in the Division’s equity investment income.

Sectors     8
Better business mix,
economies of scale
The Renewable Energy Division delivered sharp increases in profit, revenue and orders in the second quarter. Profit climbed to €105 million from €35 million, driven by a combination of improved business mix and economies of scale. Orders surged to €1.587 billion after two quarters at relatively reduced levels, driven by a large order for turbines for offshore wind-farms in Europe. This and other major contract wins have weighted the Division’s backlog toward long-lead-time offshore projects.
Balanced profit growth,
improved margins
The Oil & Gas Division produced €121 million in profit in the second quarter, and all business units increased their profit margins compared to the same quarter a year earlier. Macroeconomic and financing conditions slowed order intake compared to the same quarter a year earlier.
Sustained profit performances
in the power grid businesses
Power Transmission brought in €168 million in profit on a 20% increase in revenue. Orders fell 20% from the prior-year level, as the macroeconomic and financing environment led customers to postpone a significant volume of planned projects. This trend had a similar effect on orders at Power Distribution, and is expected to have an impact on revenue in coming quarters because the Division’s business mix includes a significant proportion of industrial customers whose postponements affect near-term order conversion into revenue. In the current quarter Power Distribution generated €106 million in profit and revenue rose 21% in part due to a low basis of comparison in the prior-year period.

Sectors     9
Healthcare Sector

Strong competitive performance
drives profit and volume growth
The Healthcare Sector again showed its strength under tough market conditions, as the financing and macroeconomic environment continued to depress demand and increase competitive pressure. Sector profit increased 4%, to €355 million. The Diagnostics Division recorded a total of €64 million in PPA effects and integration costs associated with acquisitions. PPA effects and integration costs reduced Sector profit margin by approximately 210 basis points in the second quarter, compared to approximately 370 basis points in the prior-year period.
Healthcare posted a 10% increase in revenue and 6% rise in orders. Excluding the benefit of positive currency translation effects, revenue was up 4% and orders were up 1%. The book-to-bill ratio came in just below 1 and the backlog remained at €7 billion. Healthcare expects continued deterioration in market conditions.
Strong execution in
tough market conditions
Imaging & IT was again a top earnings performer for Siemens, with second-quarter profit rising to €265 million on an increase in profit margin year-over-year. Tight credit and the economic downturn continued to constrain market growth, particularly in the U.S. and Japan. Growth in the region Asia, Australia outside of Japan and in Europe/CAME offset this weakness. On an organic basis, revenue for the Division was up 3% and orders declined 1%. The book-to-bill ratio was below 1.
New product introduction
takes toll on profit margin
Profit at Diagnostics rose to €54 million for the second quarter, up 10% from the prior-year quarter. The Division’s profit margin was reduced by PPA effects of €47 million and integration costs of €17 million associated with acquisitions. These factors together amounted to approximately 750 basis points. A year earlier, second-quarter PPA and integration costs at Diagnostics were €50 million and €52 million, respectively, and cut approximately 1,240 basis points from profit margin.

Sectors     10

Profit margin was influenced by effects related to new product introduction. Second-quarter revenue was up 6% year-over-year and orders rose 5%. On an organic basis, primarily excluding currency translation effects, both revenue and orders were level with the prior-year period, as growth in Asia, Australia excluding Japan offset weakness in the Division’s large U.S. market.
Economic headwinds push down
profit in solutions businesses
Challenges related to the macroeconomic and financing environment intensified at Workflow & Solutions. While the Division posted higher revenue overall, key solutions businesses experienced revenue declines that reduced their profitability compared to the prior-year period. Combined with pricing pressure, this reduced profit and profit margin for the Division overall.

Equity Investments and Cross-Sector Businesses     11
Equity Investments and Cross-Sector Businesses

Equity Investments turns
negative due to NSN
Equity Investments includes equity stakes not allocated to a Sector or Cross-Sector Business by reason of strategic fit as well as available-for-sale securities. Major components of Equity Investments include our shares in NSN and
BSH Bosch und Siemens Hausgeräte GmbH. Equity Investments recorded a loss of €113 million in the second quarter compared to a profit of €35 million a year earlier. The difference was mainly due to NSN, which posted a loss of €136 million compared to a loss of €45 million in the prior-year period. The change year-over-year included an operating loss as well as higher restructuring and integration costs. Income from equity investments is expected to be volatile in coming quarters.

Higher contribution from Cross Sector Businesses
Siemens IT Solutions and Services posted a profit of €25 million compared to a loss of €35 million in the second quarter a year earlier, which included significant charges related to large projects in the U.K. Project charges were significantly lower in the current period. Profitability was held back by pricing pressure and a 10% decline in revenue year-over-year. Orders fell 25% compared to the prior-year period, which included two major orders.

Income before income taxes at Siemens Financial Services (SFS) was €117 million in the second quarter compared to €101 million in the same period a year earlier. The current quarter included higher interest income and higher results from internal services business, partly offset by a further increase in reserves for the commercial finance business. Return on Equity (ROE) decreased but remained significantly above the target range.
ROE is calculated as annualized Income before income taxes divided by average allocated equity, which was €1.176 billion compared to €863 million in the prior-year period.

Other Operations, Corporate Activities and Eliminations     12
Other Operations, Corporate Activities and Eliminations

Electronics assembly business impacts Other Operations
Other Operations consist primarily of operating business activities not allocated to a Sector or Cross-Sector Business which are to be integrated into a Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. Progress with these actions reduced revenue from Other Operations to €211 million in the second quarter, down from €730 million in the same period a year earlier.
Following a strategic review during the current period the electronic assembly systems business was classified as held for sale. Management responsibility was transferred from Drive Technologies to Other Operations. The electronic assembly business held for sale posted a loss of €86 million including charges related to impairments and severance expenses. This in turn increased the loss from Other Operations to €105 million from a loss of €64 million in the second quarter a year earlier. A loss related to the divestment of an industrial manufacturing unit in Austria was mostly offset by positive effects related to former Com activities. The prior-year period included expenses of €46 million related to the closure of a regional payphone unit in Europe, primarily for severance.
Real estate disposals continue
Income before income taxes at Siemens Real Estate (SRE) was €37 million in the second quarter, down from €60 million in the same period a year earlier, primarily due to lower gains from sales of real estate. SRE intends to continue real estate disposals in coming quarters, depending on market conditions.
During the second quarter, Siemens sold residential real estate holdings to a consortium comprising Wohnbau GmbH, the GBW Gruppe and the Volkswohnung GmbH. This transaction is expected to produce a substantial gain in the third quarter.
Central costs again decline on lower compliance expenses
Corporate items and pensions totaled a negative €442 million in the second quarter compared to a negative €522 million in the same period a year earlier. The improvement was due to Corporate items, which were a negative €359 million compared to a negative €526 million in the prior-year period. Within this change, expenses for outside advisors engaged in connection with investigations into legal and regulatory matters declined again, to €33 million from €148 million in the second quarter a year earlier. This more than offset €33 million in net negative effects related to severance programs and a charge related to legal and regulatory matters. The prior-year period included €64 million related to a regional sales organization in Germany, primarily including an impairment, as well as a €32 million donation to the Siemens Foundation in the U.S. Similar to the first quarter, centrally carried pension expense swung to a negative €83 million from a positive €4 million in the second quarter a year earlier, due primarily to higher benefit costs related to Siemens’ principal pension plans.
Impact from interest rate hedges
Income before income taxes from Eliminations, Corporate Treasury and other reconciling items in the second quarter of fiscal 2009 was a negative €28 million, compared to a negative €74 million in the prior-year period. The difference was due mainly to improved results from hedging activities not qualifying for hedge accounting related in particular to a decline in euro interest rates.

Subsequent Events     13
Subsequent Events
After the close of the second quarter, Siemens completed the previously announced sale of its stake in Fujitsu Siemens Computers B.V. to Fujitsu Limited.
On April 24, 2009, after the close
of the second quarter, Siemens and
The Gores Group agreed to a settlement regarding pending requirements for purchase price adjustment and further mutual obligations. Siemens expects this settlement to result in a positive income effect within discontinued operations in the third quarter.

Outlook
The current macroeconomic and financing environment shows no evidence of near-term improvement. Despite these conditions, Total Sectors profit for fiscal 2009 is expected to exceed the prior-year level of €6.6 billion. We expect growth in income from continuing operations in fiscal 2009 to exceed growth in Total Sectors profit. This outlook excludes portfolio effects and impacts from legal and regulatory matters. For fiscal 2009 Siemens targeted revenue growth at least twice the rate of actual global GDP growth. If GDP growth is negative, this means that a percentage decline in revenue for Siemens would be targeted at less than half the rate of decline in global GDP.

Note and Disclaimer     14
Note and Disclaimer

All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings. More detailed disclosure, particularly regarding legal proceedings, is provided in the annual report.
Financial Publications are available for download at:
www.siemens.com/ir à Publications & Events.
Adjusted or organic growth rates of revenue and new orders; Return on equity, or ROE; Return on capital employed, or ROCE; Cash conversion rate, or CCR; Free cash flow; Earnings before interest, taxes, depreciation and amortization, or EBITDA (adjusted); and Net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of our financial condition, results of
operations or cash flows as presented in accordance with IFRS in our Consolidated Financial Statements. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures can be found on our Investor Relations website at www.siemens.com/nonGAAP.

Starting today at 9.00 a.m. CEST, we will provide a live video webcast of the press conference with CEO Peter Löscher, CFO Joe Kaeser and Barbara Kux, Member of the Managing Board. You can access the webcast at www.siemens.com/pressconference. The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well.
Also today at 4.00 p.m. CEST, you can follow a conference in English with analysts and investors live on the Internet by going to www.siemens.com/analystconference.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers will delay conversion of booked orders into revenue or that our pricing power will be diminished by continued adverse market developments, to a greater extent than we currently expect; the behavior of financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and further deterioration of the capital markets; the commercial credit environment and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that we serve, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, including corruption investigations to which we are currently subject and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended March 31, 2009 and 2008 and as of September 30, 2008
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders		revenue		revenue		revenue		Profit(1)		Assets(2)		cash flow(3)		and equipment		impairments(4)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	3/31/09	9/30/08	2009	2008	2009	2008	2009	2008
Sectors
Industry	8,801	9,928	8,371	8,712	274	268	8,645	8,980	671	941	12,555	11,923	1,061	843	176	233	258	244
Energy	8,206	9,026	6,265	4,901	99	63	6,364	4,964	818	6	1,850	913	446	754	144	88	89	79
Healthcare	2,951	2,790	2,972	2,705	12	17	2,984	2,722	355	341	13,875	13,257	394	349	112	110	162	149

Total Sectors	19,958	21,744	17,608	16,318	385	348	17,993	16,666	1,844	1,288	28,280	26,093	1,901	1,946	432	431	509	472
Equity Investments	—	—	—	—	—	—	—	—	(113)	35	5,939	5,587	11	—	—	—	—	--
Cross-Sector Businesses
Siemens IT Solutions and Services	1,081	1,445	859	879	277	387	1,136	1,266	25	(35)	351	241	25	5	35	25	60	54
Siemens Financial Services (SFS)	191	186	171	169	20	17	191	186	117	101	11,923	11,328	66	200	98	121	80	70
Reconciliation to consolidated financial statements
Other Operations	175	720	206	622	5	108	211	730	(105)	(64)	(857)	(1,468)	(104)	(140)	11	25	36	28
Siemens Real Estate (SRE)	437	416	97	93	340	323	437	416	37	60	3,634	3,489	8	24	93	48	37	40
Corporate items and pensions	15	23	14	13	4	4	18	17	(442)	(522)	(8,066)	(6,483)	(557)	(359)	4	6	8	46
Eliminations, Corporate Treasury and other reconciling items	(993)	(1,163)	—	—	(1,031)	(1,187)	(1,031)	(1,187)	(28)	(74)	57,538	55,676	(212)	(53)	(19)	(10)	(21)	(14)

Siemens	20,864	23,371	18,955	18,094	—	—	18,955	18,094	1,335	789	98,742	94,463	1,138	1,623	654	646	709	696

(1)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €20 expense and €5 expense for the three months ended March 31, 2009 and 2008, respectively.
Electronic Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior year amounts were reclassified for comparison purposes.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the six months ended March 31, 2009 and 2008 and as of September 30, 2008
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders		revenue		revenue		revenue		Profit (1)		Assets(2)		cash flow(3)		and equipment		impairments(4)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	3/31/09	9/30/08	2009	2008	2009	2008	2009	2008
Sectors
Industry	18,577	20,801	17,383	17,529	550	523	17,933	18,052	1,605	1,944	12,555	11,923	1,225	1,421	388	460	508	474
Energy	16,740	18,105	12,399	9,852	197	147	12,596	9,999	1,574	353	1,850	913	512	1,087	260	176	174	157
Healthcare	5,847	5,596	5,890	5,346	30	29	5,920	5,375	697	673	13,875	13,257	551	418	236	250	320	299

Total Sectors	41,164	44,502	35,672	32,727	777	699	36,449	33,426	3,876	2,970	28,280	26,093	2,288	2,926	884	886	1,002	930
Equity Investments	—	—	—	—	—	—	—	—	(28)	71	5,939	5,587	79	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	2,312	2,670	1,856	1,886	569	720	2,425	2,606	71	35	351	241	(145)	(139)	63	47	103	111
Siemens Financial Services (SFS)	379	368	326	325	53	42	379	367	183	178	11,923	11,328	218	80	220	264	159	141
Reconciliation to consolidated financial statements
Other Operations	456	1,583	507	1,321	31	219	538	1,540	(145)	(137)	(857)	(1,468)	(300)	(316)	23	52	52	54
Siemens Real Estate (SRE)	866	810	193	192	673	618	866	810	82	199	3,634	3,489	12	(8)	118	103	74	79
Corporate items and pensions	47	54	35	43	6	7	41	50	(678)	(837)	(8,066)	(6,483)	(1,898)	(1,158)	7	18	19	55
Eliminations, Corporate Treasury and other reconciling items	(2,140)	(2,374)	—	—	(2,109)	(2,305)	(2,109)	(2,305)	(291)	(173)	57,538	55,676	(690)	21	(29)	(20)	(36)	(31)

Siemens	43,084	47,613	38,589	36,494	—	—	38,589	36,494	3,070	2,306	98,742	94,463	(436)	1,406	1,286	1,350	1,373	1,339

(1)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €24 income and €92 expense for the six months ended March 31, 2009 and 2008, respectively.
Electronic Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior year amounts were reclassified for comparison purposes.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three and six months ended March 31, 2009 and 2008
(in millions of €, per share amounts in €)

	Three months		Six months
	ended March 31,		ended March 31,
	2009	2008	2009	2008
Revenue	18,955	18,094	38,589	36,494
Cost of goods sold and services rendered	(13,994)	(13,178)	(27,988)	(26,273)

Gross profit	4,961	4,916	10,601	10,221
Research and development expenses	(972)	(918)	(1,886)	(1,765)
Marketing, selling and general administrative expenses	(2,520)	(3,243)	(5,388)	(6,298)
Other operating income	99	187	284	377
Other operating expense	(168)	(257)	(285)	(463)
Income (loss) from investments accounted for using the equity method, net	(49)	101	68	209
Financial income (expense), net	(16)	3	(324)	25

Income from continuing operations before income taxes	1,335	789	3,070	2,306
Income taxes	(380)	(224)	(855)	(663)

Income from continuing operations	955	565	2,215	1,643
Income (loss) from discontinued operations, net of income taxes	58	(153)	28	5,244

Net income	1,013	412	2,243	6,887

Attributable to:
Minority interest	51	28	78	71
Shareholders of Siemens AG	962	384	2,165	6,816
Basic earnings per share
Income from continuing operations	1.05	0.59	2.48	1.73
Income (loss) from discontinued operations	0.06	(0.17)	0.03	5.76

Net income	1.11	0.42	2.51	7.49

Diluted earnings per share
Income from continuing operations	1.04	0.59	2.46	1.72
Income (loss) from discontinued operations	0.06	(0.17)	0.03	5.74

Net income	1.10	0.42	2.49	7.46

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (preliminary and unaudited) For the three and six months ended March 31, 2009 and 2008 (in millions of €)

	Three months		Six months
	ended March 31,		ended March 31,
	2009	2008	2009	2008
Net income	1,013	412	2,243	6,887
Currency translation differences	148	(545)	(308)	(812)
Available-for-sale financial assets	2	(82)	9	(72)
Derivative financial instruments	(105)	140	(11)	184
Actuarial gains and losses on pension plans and similar commitments	(626)	168	(2,177)	187

Total income and expense recognized directly in equity, net of tax (1) (2)	(581)	(319)	(2,487)	(513)

Total income and expense recognized in equity	432	93	(244)	6,374

Attributable to:
Minority interest	67	1	110	41
Shareholders of Siemens AG	365	92	(354)	6,333

(1)	Includes income and (expense) resulting from investments accounted for using the equity method of €(46) and €102 for the three months ended March 31, 2009 and 2008, respectively, and €(9) and €127 for the six months ended March 31, 2009 and 2008, respectively.

(2)	Includes minority interest relating to currency translation differences of €16 and €(27) for the three months ended March 31, 2009 and 2008, respectively, and €32 and €(30) for the six months ended March 31, 2009 and 2008, respectively.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the six months ended March 31, 2009 and 2008
(in millions of €)

	2009	2008
Cash flows from operating activities
Net income	2,243	6,887
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	1,349	1,467
Income taxes	862	604
Interest (income) expense, net	(38)	13
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	10	(5,743)
(Gains) on sales of investments, net (1)	(22)	(15)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	7	(2)
(Income) from investments (1)	(34)	(252)
Other non-cash (income) expenses	238	558
Change in current assets and liabilities
(Increase) decrease in inventories	(1,212)	(1,281)
(Increase) decrease in trade and other receivables	524	8
(Increase) decrease in other current assets	(728)	(700)
Increase (decrease) in trade payables	(948)	(400)
Increase (decrease) in current provisions	(979)	416
Increase (decrease) in other current liabilities	(230)	1,494
Change in other assets and liabilities	(159)	(344)
Income taxes paid	(717)	(989)
Dividends received	159	59
Interest received	413	393

Net cash provided by (used in) operating activities — continuing and discontinued operations	738	2,173
Net cash provided by (used in) operating activities — continuing operations	850	2,756
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,286)	(1,477)
Acquisitions, net of cash acquired	(172)	(4,528)
Purchases of investments (1)	(644)	(109)
Purchases of current available-for-sale financial assets	(26)	(8)
(Increase) decrease in receivables from financing activities	(180)	(594)
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	296	404
Proceeds and payments from disposals of businesses	(244)	11,188
Proceeds from sales of current available-for-sale financial assets	12	30

Net cash provided by (used in) investing activities — continuing and discontinued operations	(2,244)	4,906
Net cash provided by (used in) investing activities — continuing operations	(2,026)	(5,947)
Cash flows from financing activities
Purchase of common stock	—	(1,998)
Proceeds from re-issuance of treasury stock	134	243
Proceeds from issuance of long-term debt	3,973	—
Repayment of long-term debt (including current maturities of long-term debt)	—	(643)
Change in short-term debt and other financing activities	72	(1,571)
Interest paid	(432)	(499)
Dividends paid	(1,380)	(1,462)
Dividends paid to minority shareholders	(88)	(75)

Net cash provided by (used in) financing activities — continuing and discontinued operations	2,279	(6,005)
Net cash provided by (used in) financing activities — continuing operations	1,949	4,949
Effect of exchange rates on cash and cash equivalents	33	(149)
Net increase (decrease) in cash and cash equivalents	806	925
Cash and cash equivalents at beginning of period	6,929	4,940

Cash and cash equivalents at end of period	7,735	5,865
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	51	251

Cash and cash equivalents at end of period (Consolidated balance sheets)	7,684	5,614

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.

SIEMENS
CONSOLIDATED BALANCE SHEETS (preliminary)
As of March 31, 2009 (unaudited) and September 30, 2008 (audited)
(in millions of €)

	3/31/09	9/30/08
ASSETS
Current assets
Cash and cash equivalents	7,684	6,893
Available-for-sale financial assets	162	152
Trade and other receivables	15,230	15,785
Other current financial assets	3,459	3,116
Inventories	15,488	14,509
Income tax receivables	582	610
Other current assets	1,390	1,368
Assets classified as held for disposal	771	809

Total current assets	44,766	43,242

Goodwill	16,491	16,004
Other intangible assets	5,384	5,413
Property, plant and equipment	11,380	11,258
Investments accounted for using the equity method	6,822	7,017
Other financial assets	10,084	7,785
Deferred tax assets	3,142	3,009
Other assets	673	735

Total assets	98,742	94,463

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	3,019	1,819
Trade payables	7,831	8,860
Other current financial liabilities	2,701	2,427
Current provisions	3,993	5,165
Income tax payables	1,778	1,970
Other current liabilities	20,689	21,644
Liabilities associated with assets classified as held for disposal	147	566

Total current liabilities	40,158	42,451

Long-term debt	19,697	14,260
Pension plans and similar commitments	7,131	4,361
Deferred tax liabilities	790	726
Provisions	2,594	2,533
Other financial liabilities	307	376
Other liabilities	2,091	2,376

Total liabilities	72,768	67,083

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	5,923	5,997
Retained earnings	21,597	22,989
Other components of equity	(1,295)	(953)
Treasury shares, at cost (2)	(3,632)	(4,002)

Total equity attributable to shareholders of Siemens AG	25,336	26,774

Minority interest	638	606

Total equity	25,974	27,380

Total liabilities and equity	98,742	94,463

(1)	Authorized: 1,111,513,421 and 1,137,913,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	47,777,538 and 52,645,665 shares, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the three months ended March 31, 2009 and 2008
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2009	2008	% Change		therein		2009	2008	% Change		therein		2009	2008	%Change	2009	2008
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors and Divisions
Industry Sector	8,801	9,928	(11)%	(12)%	2%	(1)%	8,645	8,980	(4)%	(6)%	2%	0%	671	941	(29)%	7.8%	10.5%	9-13%
Industry Automation	1,618	2,237	(28)%	(26)%	1%	(3)%	1,685	2,122	(21)%	(19)%	1%	(3)%	97	371	(74)%	5.8%	17.5%	12-17%
Drive Technologies	1,627	2,571	(37)%	(38)%	1%	0%	1,954	2,106	(7)%	(10)%	2%	1%	244	332	(27)%	12.5%	15.8%	11-16%
Building Technologies	1,379	1,559	(12)%	(15)%	2%	1%	1,443	1,432	1%	(3)%	3%	1%	97	109	(11)%	6.7%	7.6%	7-10%
OSRAM	971	1,188	(18)%	(19)%	4%	(3)%	971	1,188	(18)%	(19)%	4%	(3)%	8	122	(93)%	0.8%	10.3%	10-12%
Industry Solutions	1,737	1,994	(13)%	(15)%	1%	1%	1,759	1,586	11%	7%	2%	2%	118	121	(2)%	6.7%	7.6%	5-7%
Mobility	2,208	1,306	69%	67%	2%	0%	1,542	1,351	14%	15%	(1)%	0%	106	(116)	—	6.9%	(8.6)%	5-7%
Energy Sector	8,206	9,026	(9)%	(8)%	(1)%	0%	6,364	4,964	28%	28%	0%	0%	818	6	>200%	12.9%	0.1%	11-15%
Fossil Power Generation	3,475	4,192	(17)%	(19)%	2%	0%	2,377	1,732	37%	35%	2%	0%	312	(328)	—	13.1%	(18.9)%	11-15%
Renewable Energy	1,587	961	65%	75%	(10)%	0%	800	417	92%	88%	3%	1%	105	35	200%	13.1%	8.4%	12-16%
Oil & Gas	920	1,096	(16)%	(12)%	(3)%	(1)%	1,040	981	6%	12%	(5)%	(1)%	121	78	55%	11.6%	8.0%	10-14%
Power Transmission	1,594	1,993	(20)%	(19)%	(1)%	0%	1,503	1,256	20%	21%	(1)%	0%	168	144	17%	11.2%	11.5%	10-14%
Power Distribution	757	917	(17)%	(15)%	(2)%	0%	846	699	21%	23%	(2)%	0%	106	77	38%	12.5%	11.0%	11-15%
Healthcare Sector	2,951	2,790	6%	1%	5%	0%	2,984	2,722	10%	4%	6%	0%	355	341	4%	11.9%	12.5%	14-17%
Imaging & IT	1,661	1,594	4%	(1)%	5%	0%	1,774	1,629	9%	3%	6%	0%	265	236	12%	14.9%	14.5%	14-17%
Workflow & Solutions	489	459	7%	4%	3%	0%	412	376	10%	7%	3%	0%	30	63	(52)%	7.3%	16.8%	11-14%
Diagnostics	867	822	5%	0%	5%	0%	867	816	6%	0%	6%	0%	54	49	10%	6.2%	6.0%	16-19%

Total Sectors	19,958	21,744	(8)%	(9)%	1%	0%	17,993	16,666	8%	6%	2%	0%	1,844	1,288	43%

Siemens IT Solutions and Services	1,081	1,445	(25)%	(21)%	(1)%	(3)%	1,136	1,266	(10)%	(4)%	(2)%	(4)%	25	(35)	—	2.2%	(2.8)%	5-7%

(1)	Profit of the Sectors and Divisions as well as Siemens IT Solutions and Services is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the six months ended March 31, 2009 and 2008
(in millions of €)

	New Orders						Revenue						Profit(1)			Margin		Target range
	2009	2008	% Change		therein		2009	2008	% Change		therein		2009	2008	%Change	2009	2008
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors and Divisions
Industry Sector	18,577	20,801	(11)%	(12)%	1%	0%	17,933	18,052	(1)%	(2)%	1%	0%	1,605	1,944	(17)%	8.9%	10.8%	9-13%
Industry Automation	3,571	4,518	(21)%	(19)%	1%	(3)%	3,662	4,211	(13)%	(12)%	1%	(2)%	352	786	(55)%	9.6%	18.7%	12-17%
Drive Technologies	3,713	4,948	(25)%	(26)%	1%	0%	4,014	3,978	1%	(1)%	1%	1%	504	566	(11)%	12.6%	14.2%	11-16%
Building Technologies	2,924	3,098	(6)%	(9)%	1%	2%	2,974	2,866	4%	(0)%	2%	2%	221	202	9%	7.4%	7.0%	7-10%
OSRAM	2,068	2,381	(13)%	(13)%	3%	(3)%	2,068	2,381	(13)%	(13)%	3%	(3)%	100	248	(60)%	4.8%	10.4%	10-12%
Industry Solutions	3,653	4,561	(20)%	(20)%	0%	0%	3,555	3,294	8%	5%	1%	2%	237	212	12%	6.7%	6.4%	5-7%
Mobility	4,132	3,081	34%	34%	0%	0%	3,106	2,791	11%	12%	(1)%	0%	191	(72)	—	6.1%	(2.6)%	5-7%
Energy Sector	16,740	18,105	(8)%	(8)%	0%	0%	12,596	9,999	26%	26%	0%	0%	1,574	353	>200%	12.5%	3.5%	11-15%
Fossil Power Generation	7,472	7,623	(2)%	(4)%	2%	0%	4,750	3,633	31%	29%	2%	0%	601	(303)	—	12.7%	(8.3)%	11-15%
Renewable Energy	2,235	1,993	12%	17%	(5)%	0%	1,513	834	81%	80%	1%	0%	206	87	137%	13.6%	10.4%	12-16%
Oil & Gas	2,280	2,943	(23)%	(20)%	(2)%	(1)%	2,088	1,808	15%	21%	(5)%	(1)%	227	144	58%	10.9%	8.0%	10-14%
Power Transmission	3,509	3,917	(10)%	(9)%	(1)%	0%	3,003	2,500	20%	20%	0%	0%	320	269	19%	10.7%	10.8%	10-14%
Power Distribution	1,614	1,837	(12)%	(11)%	(1)%	0%	1,651	1,431	15%	17%	(2)%	0%	213	155	37%	12.9%	10.8%	11-15%
Healthcare Sector	5,847	5,596	4%	(2)%	4%	2%	5,920	5,375	10%	3%	5%	2%	697	673	4%	11.8%	12.5%	14-17%
Imaging & IT	3,430	3,349	2%	(2)%	4%	0%	3,543	3,279	8%	3%	5%	0%	527	468	13%	14.9%	14.3%	14-17%
Workflow & Solutions	824	855	(4)%	(6)%	2%	0%	785	724	8%	6%	2%	0%	24	98	(76)%	3.1%	13.5%	11-14%
Diagnostics	1,731	1,535	13%	(0)%	5%	8%	1,739	1,528	14%	1%	5%	8%	137	116	18%	7.9%	7.6%	16-19%

Total Sectors	41,164	44,502	(8)%	(9)%	1%	0%	36,449	33,426	9%	8%	1%	0%	3,876	2,970	31%

Siemens IT Solutions and Services	2,312	2,670	(13)%	(9)%	(1)%	(3)%	2,425	2,606	(7)%	(2)%	(2)%	(3)%	71	35	103%	2.9%	1.3%	5-7%

(1)	Profit of the Sectors and Divisions as well as Siemens IT Solutions and Services is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the three months ended March 31, 2009 and 2008
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Sectors and Divisions
Industry Sector	671	941	—	3	2	8	669	930	93	80	168	164	930	1,174
Industry Automation	97	371	1	—	2	4	94	367	47	39	27	25	168	431
Drive Technologies	244	332	(1)	1	—	(1)	245	332	13	12	35	33	293	377
Building Technologies	97	109	—	—	1	3	96	106	15	17	22	18	133	141
OSRAM	8	122	—	1	(1)	—	9	121	8	6	55	51	72	178
Industry Solutions	118	121	—	—	1	3	117	118	9	6	15	14	141	138
Mobility	106	(116)	(1)	—	(1)	(1)	108	(115)	3	1	13	25	124	(89)
Energy Sector	818	6	8	26	(4)	(3)	814	(17)	18	17	71	62	903	62
Fossil Power Generation	312	(328)	6	20	(5)	(5)	311	(343)	4	4	24	20	339	(319)
Renewable Energy	105	35	1	1	(1)	—	105	34	1	—	10	6	116	40
Oil & Gas	121	78	—	—	—	(1)	121	79	7	7	13	13	141	99
Power Transmission	168	144	1	5	1	1	166	138	3	2	15	13	184	153
Power Distribution	106	77	1	—	(1)	—	106	77	2	3	8	7	116	87
Healthcare Sector	355	341	9	9	6	2	340	330	75	64	87	85	502	479
Imaging & IT	265	236	2	2	—	—	263	234	27	27	21	24	311	285
Workflow & Solutions	30	63	—	—	1	2	29	61	1	1	6	4	36	66
Diagnostics	54	49	—	2	4	1	50	46	46	36	58	56	154	138

Total Sectors	1,844	1,288	17	38	4	7	1,823	1,243	186	161	326	311	2,335	1,715

Equity Investments	(113)	35	(97)	35	5	—	(21)	—	—	—	—	—	(21)	—
Cross-Sector Businesses
Siemens IT Solutions and Services	25	(35)	7	12	1	1	17	(48)	11	10	49	44	77	6
Siemens Financial Services (SFS)	117	101	32	17	54	67	31	17	1	1	79	69	111	87
Reconciliation to Consolidated Financial Statements
Other Operations	(105)	(64)	—	2	2	(2)	(107)	(64)	6	8	43	20	(58)	(36)
Siemens Real Estate (SRE)	37	60	—	—	(4)	(12)	41	72	—	—	37	40	78	112
Corporate items and pensions	(442)	(522)	—	(1)	(103)	(4)	(339)	(517)	1	38	7	8	(331)	(471)
Eliminations, Corporate Treasury and other reconciling items	(28)	(74)	(8)	(2)	25	(54)	(45)	(18)	(2)	2	(19)	(16)	(66)	(32)

Siemens	1,335	789	(49)	101	(16)	3	1,400	685	203	220	522	476	2,125	1,381

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.
(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.
(3)	Includes impairment of non-current available-for-sale financial assets.
(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(5)	Amortization and impairments of intangible assets other than goodwill.
(6)	Includes impairments of goodwill of €16 and €— for the three months ended March 31, 2009 and 2008, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the six months ended March 31, 2009 and 2008
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Sectors and Divisions
Industry Sector	1,605	1,944	—	9	(8)	2	1,613	1,933	183	161	328	316	2,124	2,410
Industry Automation	352	786	1	(1)	2	4	349	783	94	79	53	48	496	910
Drive Technologies	504	566	—	1	(1)	(1)	505	566	24	24	69	63	598	653
Building Technologies	221	202	—	1	(2)	3	223	198	31	33	39	38	293	269
OSRAM	100	248	1	2	(2)	—	101	246	14	12	109	102	224	360
Industry Solutions	237	212	—	3	1	—	236	209	17	12	31	27	284	248
Mobility	191	(72)	(2)	1	(6)	(4)	199	(69)	4	2	26	40	229	(27)
Energy Sector	1,574	353	24	48	(13)	(4)	1,563	309	35	37	139	120	1,737	466
Fossil Power Generation	601	(303)	12	34	(13)	(6)	602	(331)	8	8	46	40	656	(283)
Renewable Energy	206	87	2	2	—	—	204	85	3	2	18	11	225	98
Oil & Gas	227	144	—	—	—	—	227	144	14	14	27	27	268	185
Power Transmission	320	269	9	11	1	2	310	256	5	5	31	25	346	286
Power Distribution	213	155	1	1	(1)	(1)	213	155	4	6	15	14	232	175
Healthcare Sector	697	673	24	15	6	9	667	649	147	135	173	164	987	948
Imaging & IT	527	468	4	3	1	1	522	464	53	55	41	44	616	563
Workflow & Solutions	24	98	11	1	(1)	3	14	94	2	2	12	9	28	105
Diagnostics	137	116	—	3	5	5	132	108	91	78	117	108	340	294

Total Sectors	3,876	2,970	48	72	(15)	7	3,843	2,891	365	333	640	600	4,848	3,824

Equity Investments	(28)	71	(44)	71	24	—	(8)	—	—	—	—	—	(8)	--
Cross-Sector Businesses
Siemens IT Solutions and Services	71	35	14	23	1	7	56	5	21	23	82	88	159	116
Siemens Financial Services (SFS)	183	178	85	35	50	113	48	30	2	2	157	139	207	171
Reconciliation to Consolidated Financial Statements
Other Operations	(145)	(137)	—	1	1	1	(146)	(139)	12	17	53	107	(81)	(15)
Siemens Real Estate (SRE)	82	199	—	—	(16)	(26)	98	225	—	—	74	79	172	304
Corporate items and pensions	(678)	(837)	—	(1)	(188)	67	(490)	(903)	2	40	17	15	(471)	(848)
Eliminations, Corporate Treasury and other reconciling items	(291)	(173)	(35)	8	(181)	(144)	(75)	(37)	—	2	(36)	(33)	(111)	(68)

Siemens	3,070	2,306	68	209	(324)	25	3,326	2,072	402	417	987	995	4,715	3,484

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.
(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.
(3)	Includes impairment of non-current available-for-sale financial assets.
(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(5)	Amortization and impairments of intangible assets other than goodwill.
(6)	Includes impairments of goodwill of €16 and €73 for the six months ended March 31, 2009 and 2008, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (III) (preliminary and unaudited)
External revenue of Sectors and Cross-Sector businesses by regions
For the six months ended March 31, 2009 and 2008
(in millions of €)

	External revenue (location of customer)
	Europa, C.I.S.(1), Africa,
	Middle East			therein Germany			Americas			Asia, Australia			Total
	2009	2008	% Change	2009	2008	% Change	2009	2008	% Change	2009	2008	% Change	2009	2008	% Change
Sectors
Industry Sector	9,994	10,178	(2)%	3,500	3,509	(0)%	4,285	4,353	(2)%	3,104	2,998	4%	17,383	17,529	(1)%
Energy Sector	6,687	5,448	23%	936	837	12%	3,470	2,452	41%	2,243	1,952	15%	12,399	9,852	26%
Healthcare Sector	2,316	2,141	8%	529	462	15%	2,599	2,348	11%	975	857	14%	5,890	5,346	10%
Cross-Sector Businesses
Siemens IT Solutions and Services	1,614	1,619	(0)%	703	708	(1)%	213	220	(3)%	28	47	(40)%	1,856	1,886	(2)%
Siemens Financial Services (SFS)	196	215	(9)%	62	73	(14)%	129	108	19%	1	3	(68)%	326	325	0%
Reconciliation to Siemens	663	1,354	(51)%	246	484	(49)%	37	103	(64)%	36	99	(64)%	736	1,556	(53)%

Siemens	21,470	20,955	2%	5,976	6,073	(2)%	10,732	9,584	12%	6,387	5,955	7%	38,589	36,494	6%

	External revenue of Sectors and Cross-Sector businesses as a percentage of regional and Siemens total revenue
	Percentage of regional external revenue (location of customer)												Percentage of Siemens
	Europa, C.I.S.(1), Africa,
	Middle East			therein Germany			Americas			Asia, Australia			total revenue
	2009	2008	Change	2009	2008	Change	2009	2008	Change	2009	2008	Change	2009	2008	Change
			in pp			in pp			in pp			in pp			in pp
Sectors
Industry Sector	57%	58%	-0.6 pp	20%	20%	0.1 pp	25%	25%	-0.2 pp	18%	17%	0.8 pp	45%	48%	-3.0 pp
Energy Sector	54%	55%	-1.4 pp	8%	8%	-0.9 pp	28%	25%	3.1 pp	18%	20%	-1.7 pp	32%	27%	5.1 pp
Healthcare Sector	39%	40%	-0.7 pp	9%	9%	0.3 pp	44%	44%	0.2 pp	17%	16%	0.5 pp	15%	15%	0.6 pp
Cross-Sector Businesses
Siemens IT Solutions and Services	87%	86%	1.1 pp	38%	38%	0.3 pp	11%	12%	-0.2 pp	2%	2%	-1.0 pp	5%	5%	-0.4 pp
Siemens Financial Services (SFS)	60%	66%	-5.9 pp	19%	22%	-3.3 pp	40%	33%	6.3 pp	0%	1%	-0.5 pp	1%	1%	0.0 pp
Reconciliation to Siemens	90%	87%	3.1 pp	33%	31%	2.4 pp	5%	7%	-1.6 pp	5%	6%	-1.5 pp	2%	4%	-2.4 pp

Siemens	56%	57%	-1.8 pp	15%	17%	-1.2 pp	28%	26%	1.5 pp	17%	16%	0.2 pp	100%	100%

(1)	Commonwealth of Independent States.

SUPPLEMENTAL DATA
SIEMENS
COMPARABLE DATA AFTER REALLOCATION OF ELECTRONIC ASSEMBLY SYSTEMS
New orders, Revenue, Profit and Margin developments (preliminary and unaudited)
For the first two quarters of fiscal 2009, the four quarters of fiscal 2008 and for fiscal 2008 and fiscal 2007
(in millions of €)

	New Orders
	1st quarter	2nd quarter	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year	Fiscal year
	2009**	2009	2008**	2008**	2008**	2008**	2008**	2007**
Sectors and Divisions
Industry Sector	9,776	8,801	10,873	9,928	11,408	10,165	42,374	38,610
Drive Technologies	2,086	1,627	2,377	2,571	2,307	2,170	9,425	8,398
Total Sectors	21,206	19,958	22,758	21,744	22,286	20,793	87,581	77,424
Reconciliation to Consolidated Financial Statements
Other Operations	281	175	863	720	706	610	2,899	3,315
Eliminations, Corporate Treasury and other reconciling items	(1,147)	(993)	(1,211)	(1,163)	(1,165)	(1,306)	(4,845)	(4,561)
Siemens	22,220	20,864	24,242	23,371	23,677	22,205	93,495	83,916

	Revenue
	1st quarter	2nd quarter	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year	Fiscal year
	2009**	2009	2008**	2008**	2008**	2008**	2008**	2007**
Sectors and Divisions
Industry Sector	9,288	8,645	9,072	8,980	9,322	10,279	37,653	35,578
Drive Technologies	2,060	1,954	1,872	2,106	2,164	2,292	8,434	7,312
Total Sectors	18,456	17,993	16,760	16,666	17,827	20,147	71,400	65,738
Reconciliation to Consolidated Financial Statements
Other Operations	327	211	810	730	682	680	2,902	3,365
Eliminations, Corporate Treasury and other reconciling items	(1,078)	(1,031)	(1,118)	(1,187)	(1,227)	(1,337)	(4,869)	(4,601)
Siemens	19,634	18,955	18,400	18,094	19,182	21,651	77,327	72,448

	Profit*
	1st quarter	2nd quarter	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year	Fiscal year
	2009**	2009	2008**	2008**	2008**	2008**	2008**	2007**
Sectors and Divisions
Industry Sector	934	671	1,003	941	1,162	841	3,947	3,534
Drive Technologies	260	244	234	332	363	350	1,279	926
Total Sectors	2,032	1,844	1,682	1,288	2,103	1,533	6,606	6,675
Reconciliation to Consolidated Financial Statements
Other Operations	(40)	(105)	(73)	(64)	(39)	(277)	(453)	(245)
Siemens	1,735	1,335	1,517	789	2,048	(1,480)	2,874	5,101

	Margin
	1st quarter	2nd quarter	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year	Fiscal year
	2009**	2009	2008**	2008**	2008**	2008**	2008**	2007**
Sectors and Divisions
Industry Sector	10.1%	7.8%	11.1%	10.5%	12.5%	8.2%	10.5%	9.9%
Drive Technologies	12.6%	12.5%	12.5%	15.8%	16.8%	15.3%	15.2%	12.7%

*)	Profit of the Sectors, Divisions and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

**)	Electronic Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior year amounts were reclassified for comparison purposes.

Munich, April 29, 2009
Legal Proceedings – First six months of fiscal 2009
For information regarding investigations and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2008 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2008 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information – Risk Factors,” “Item 4: Information on the Company – Legal Proceedings,” and “Item 15: Controls and Procedures” of the Form 20-F.
Significant developments regarding investigations and other legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F are described below.
Public corruption proceedings
Governmental and related proceedings
On December 15, 2008, Siemens AG announced that legal proceedings against it arising from allegations of bribing public officials were concluded on the same day in Munich, Germany, and in Washington, DC.
The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. Siemens agreed to pay a fine of €395 million. The payment of the fine marks the conclusion of this legal proceeding against the Company by the Munich public prosecutor. The investigations of former members of the Managing Board, employees of the Company and other individuals remain unaffected by this resolution.
In Washington, DC, Siemens AG pleaded guilty in federal court to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. In connection with these pleas, Siemens AG and the three subsidiaries agreed to pay a fine of US$450 million to resolve the charges of the United States Department of Justice (DOJ). At the same time, Siemens AG settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC) for violations of the FCPA. Without admitting or denying the allegations of the SEC complaint, Siemens agreed to the entry of a court judgment permanently restraining and enjoining Siemens AG from violations of the FCPA and to the disgorgement of profits in the amount of US$350 million.
The agreement reflects the U.S. prosecutors’ express recognition of Siemens’ extraordinary cooperation as well as Siemens’ new and comprehensive compliance program and extensive remediation efforts. Based on these facts, the lead agency for U.S. federal government contracts, the Defense Logistics Agency (DLA), issued a formal determination that Siemens remains a responsible contractor for U.S. government business.
Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal finance minister, as compliance monitor to evaluate and report, for a period of up to four years, on the Company’s progress in implementing and operating its new compliance programs.
In the fourth quarter of fiscal 2008, the Company accrued a provision in the amount of approximately €1 billion in connection with the discussions with the Munich public prosecutor, the SEC and DOJ for the purpose of resolving their respective investigations. Cash outflows relating to the fines and disgorgements referred to above during the first quarter of fiscal 2009 amounted to €1.008 billion.
As previously reported, in October 2007, the Munich public prosecutor terminated a similar investigation relating to Siemens’ former telecommunications or Communications (Com) Group. Siemens paid €201 million in connection with the termination of this investigation. This brings the total amount paid to authorities in Germany in connection with these legal proceedings to €596 million.

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As previously reported, in August 2007, the Nuremberg-Fürth prosecutor began an investigation into possible violations of law in connection with the United Nations Oil-for-Food Program. In December 2008, the prosecutor dismissed charges against all accused.
As previously reported, the Sao Paulo, Brazil, Public Prosecutor’s Office is conducting an investigation against Siemens relating to the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after 2000.
On March 9, 2009, Siemens received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens’ guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. Siemens does not expect a significant financial impact from this decision. The review of the decision is pending.
In April 2009, the Company received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. Based on allegations by the World Bank’s Department of Institutional Integrity, the Evaluation and Suspension Officer of the World Bank (the Officer) has determined that, assuming the facts alleged by the World Bank’s Department of Institutional Integrity to be true, the evidence is sufficient to support a finding of sanctionable conduct. The Officer has recommended to the World Bank’s Sanctions Board (the Sanctions Board) that the Sanctions Board determine that Siemens AG, together with any organization directly or indirectly controlled by Siemens AG, should be declared ineligible to be awarded a contract under any World Bank-financed or World Bank-executed project (the Projects) and to receive the proceeds of any loan made by the World Bank or otherwise to participate further in the preparation or implementation of any Project. The recommended period of ineligibility, if it were to be imposed by the Sanctions Board, would last up to eight years, but could be reduced by up to seven years if Siemens AG has taken appropriate steps to cooperate with the World Bank and has maintained an effective corporate compliance program acceptable to the World Bank. If imposed, the recommended ineligibility would extend across the World Bank Group, including the International Finance Corporation, the Multilateral Insurance Guarantee Agency and investment projects guaranteed by the World Bank. Siemens has not yet had an opportunity to be heard on the matter and intends, in accordance with the World Bank’s administrative sanctions proceedings, to submit a written response and to contest the Officer’s recommendation. In accordance with the World Bank’s administrative sanctions proceedings, Siemens will request a hearing of the Sanctions Board on the matter. Upon such contest and request, the matter will be referred to the Sanctions Board which will decide after a hearing, whether the evidence supports a finding of sanctionable practices and will determine the sanctions, if any, to be imposed on Siemens AG or any other Siemens entity. In determining the appropriate sanction, the Sanctions Board will not be bound by the recommendation of the Officer. Pending a final outcome of the sanctions proceedings, Siemens AG will be temporarily suspended from eligibility to be awarded additional Projects and to participate in new activities under the Projects, unless the Officer determines, upon a written submission by Siemens AG, that a suspension should not come into effect. Siemens AG intends to make such a submission.
The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. Additional expenses and provisions may need to be recorded in the future for penalties, fines, damages or other charges, which could be material, in connection with the investigations.
Civil litigation
As previously reported, an alleged holder of Siemens AG American Depositary Shares filed a derivative lawsuit in February 2007 with the Supreme Court of the State of New York against certain current and former members of Siemens AG’s Managing and Supervisory Boards as well as against Siemens AG as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The stay agreement with respect to the suit was terminated in December 2008.

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As previously disclosed, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the IIC Report. Siemens S.A.S France, Siemens A.S. Turkey and Osram Middle East FZE, Dubai are among the 93 named defendants. During the second quarter of fiscal 2009, Siemens S.A.S France and Siemens A.S. Turkey received service of process.
The Company has been approached by a competitor to discuss claims it believes it has against the Company with respect to alleged improper payments by the Company in connection with the procurement of public and private contracts. The Company has not received sufficient information to evaluate whether any basis exists for such claims.
Siemens’ response
As previously reported, the Company investigates evidence of bank accounts at various locations, as well as the amount of the funds. Certain funds have been frozen by authorities. During the first six months of fiscal 2009, the Company recorded an amount of €21 million in other operating income from the recovery of funds from certain such accounts.
Antitrust proceedings
As previously reported, in February 2007, the Norwegian Competition Authority launched an investigation into possible antitrust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. In December 2008, the Norwegian Competition Authority issued a final decision that Siemens Building Technologies AS had not violated antitrust regulations.
As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Antitrust Authority. In November 2008, the European Commission finalized its investigation and forwarded its statement of objections to the involved companies.
As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 million to €0.120 million and from €0.640 million to €0.110 million regarding VA Tech. The Company and the Competition Authority appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary challenge with the Supreme Court based on alleged violations of law.
As previously reported, a suit and motion for approval of a class action was filed in Israel in December 2007 to commence a class action based on the fines imposed by the European Commission for alleged antitrust violations in the high-voltage gas-insulated switchgear market. Thirteen companies were named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleged damages to electricity consumers in Israel in the amount of approximately €575 million related to higher electricity prices claimed to have been paid because of the alleged antitrust violations. At a hearing on December 11, 2008, the plaintiff requested to withdraw from the action and from the motion to certify the action as a class action. The court approved the request and dismissed the action and the motion to certify.
In November 2008, a claim was issued by National Grid Electricity Transmission Plc. (National Grid) in the High Court of England and Wales in connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market. Twenty-one companies have been named as defendants, including Siemens AG and Siemens affiliates. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes National Grid’s claim to be without merit and intends to contest it.

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In December 2008, the Company was informed that the Turkish Competition Authority has opened an investigation into violations of competition law in the area of medical equipment spare parts and service keys.
Other proceedings
In February 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of criminal breach of fiduciary duties against Siemens, tax evasion and a violation of the German Works Council Constitution Act (Betriebsverfassungsgesetz). The investigation related to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger) and payments made during the period 2001 to 2006 for which Siemens may not have received commensurate services in return. In April 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils. In November 2008, the Regional Court of Nuremberg-Fürth found a former member of the Managing Board of Siemens AG guilty of criminal breach of fiduciary duty and tax evasion. The Nuremberg-Fürth prosecutor is also conducting an investigation against two other former members of the Managing Board on suspicion of abetting breach of fiduciary duty.
Pursuant to an agreement dated June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. As previously reported, a dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. From September 2006 onwards, several subsidiaries in different countries used by Qisda for purposes of the acquisition of various business assets from the Company filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the Company under the 2005 agreement. On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified. The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the alternative, that Qisda indemnify the Company for any losses. The Company’s request for arbitration was filed with the International Chamber of Commerce in Paris (ICC). The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims for the adjustment of the purchase price. In November 2007, the Company expanded its claims that Qisda indemnify the Company in relation to any losses suffered as a result of Qisda’s failure to perform its obligations and/or the obligations of its locally incorporated subsidiaries. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The parties have resolved their disputes relating to Qisda Corp.’s purchase of the mobile device business. Upon joint request of the parties, the ICC issued an Award by Consent in March 2009.
As reported, the Company is member of a supplier consortium contracted by Teollisuuden Voima Oyj (TVO) for the construction of the nuclear power plant “Olkiluoto 3” in Finland. The Company’s share in the contract price payable to the supplier consortium is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP SAS and its wholly-owned affiliate Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. The supplier consortium announced in January 2009 that it expected the project to be delayed by 38 months in total. Since the reasons for the delay are disputed, the supplier consortium filed a request for arbitration against TVO in December 2008. The supplier consortium has demanded an extension of the construction time and the payment of approximately €1 billion in outstanding down payments, as well as additional compensation. In its response to the request for arbitration, TVO rejected the demand for an extension of time and made counterclaims for damages relating to the delay, and interest on purportedly prematurely made down payments. Based on a delay of 38 months, TVO estimates that its total counterclaims against the supplier consortium amount to up to €1.4 billion.
On November 25, 2008, Siemens announced that the Company and the BenQ Mobile GmbH & Co. OHG Insolvency Administrator had reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens agreed to a gross payment of €300 million, which was paid in December 2008. However, the settlement is expected to result in a net payment of approximately €255 million after taking into account Siemens’ creditor claims. Since Siemens had made a sufficient provision for the expected settlement, the settlement will not have any material negative impact on results of operations for fiscal 2009.

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In April 2009, Areva S.A. (Areva) filed an ICC arbitration against Siemens. Areva seeks an order that would prevent Siemens from taking any further steps with regard to a possible joint venture with Rosatom, a declaration that Siemens is in material breach of its obligations under the shareholder agreement and damages in an amount to be ascertained. Siemens intends to file for a dismissal of the request for arbitration.
In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroczlaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director are accused of having manipulated the tender procedure.
In April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc. in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.
Expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities amounted to €84 million and €302 million during the first six months of fiscal 2009 and 2008, respectively.
This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers will delay conversion of booked orders into revenue or that our pricing power will be diminished by continued adverse market developments, to a greater extent than we currently expect; the behavior of financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and further deterioration of the capital markets; the commercial credit environment and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that we serve, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, including corruption investigations to which we are currently subject and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: April 29, 2009	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling